Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2009	2008	2009	2008
Computation of Earnings:
Income (loss) before income taxes	$17,430	$(2,963)	$50,056	$16,536
Add:
Interest expense	8,289	8,810	26,332	27,976
Amortization of debt premium/discount and expenses	593	608	1,811	1,834
Interest portion of rent expense	391	350	1,116	992

Earnings as adjusted	$26,703	$6,805	$79,315	$47,338

Computation of Fixed Charges:
Interest expense	$8,289	$8,810	$26,332	$27,976
Capitalized interest	13	63	64	324
Amortization of debt premium/discount and expenses	593	608	1,811	1,834
Interest portion of rent expense	391	350	1,116	992

Fixed charges	$9,286	$9,831	$29,323	$31,126

Ratio of Earnings to Fixed Charges	2.88	0.69	2.70	1.52